Exhibit (C)(4)

 October 21      Optibase LtdValuation

 Disclaimer  We have been asked by The Capri Family Foundation (the “Client”) to provide our independent opinion and to evaluate the fair value of Optibase Ltd (the “Company”; the “Evaluation”), regarding with The Capri Family Foundation’s Ofer To Purchase (the “Purpose”). This Evaluation was prepared solely for the Purpose and is addressed to the Board only. Without derogating from the above, the Evaluation shall not be transferred to a third party, or any party not mentioned above, without the prior written consent of MNS Consulting Ltd. (“MNS”). However, MNS Consents to inclusion of the Evaluation in the company’s reports, which are according to the Securities Regulations or any other law. All data and information included in the Evaluation (the “Information”) do not, however, constitute our Evaluation, and are provided for informational purposes only.The Information does not and shall not constitute, in any manner, basis for an investment decision, is not and shall not be a substitute for independent data collection and relevant analysis, is not a recommendation, and does not substitute independent judgment to be carried out by any potential investor or certain shareholder of the Company regarding the transaction.In composition of this Evaluation, we have relied on the company’s financial statements, appraisals of the main assets, and conversations with the management of the company. We have relied on additional sources that, according to our personal long-term experience, we consider reliable. However, we have not examined such data and information, and therefore do not express our opinion regarding the authenticity, the completeness and/or the accuracy of the aforementioned data. furthermore, we have not reviewed the aforementioned additional sources’ data and thus cannot speak to the authenticity, integrity and/or the accuracy of the data.An economic evaluation should reasonably reflect a given situation at a specific time, based on known data and forecasts. It should be noted that the Evaluation relies on forward-looking assumptions and, as such, has no certainty regarding their realization. The Information in the Evaluation may change or be affected by various factors which cannot be foreseen or controlled. The Information on which we have relied on may differ substantially, in various manners, in light of any additional material, information and/or event that shall or may be obtained or in light of events that shall or may occur after the preparation of the Evaluation.MNS Consulting Ltd. (“MNS”), its shareholders, senior management and officers hereby declare that they have no conflict of interest regarding the Evaluation. They have no personal connections to the Company, its shareholders, its board of directors and officers and any of the Company’s subsidiaries, nor have previously been employed by or hold any securities associated with any of the aforementioned.The remunerations received for the Evaluation have been pre-determined between the Client and MNS and are not dependent on the results and/or recommendation provided in the Evaluation. MNS shall bear no liability for any damages or financial loss that may occur to any person or company due to any flaw in the Information, or omission of information. In addition, and without derogating from the generality of the above, our limitation of liability for damages of any kind, other than damage caused due to our action in gross negligence and/or malice, is limited to up to three times the remunerations paid by the Client for this Evaluation (hereinafter: the “Cap of Liability”). MNS shall not pay any compensation in excess of the Cap of Liability. The Client shall indemnify and/or reimburse MNS in any event in which MNS shall be required to pay an amount in excess of the Cap of Liability. In addition, the Client is obligated to indemnify MNS for reasonable expenses that will be incurred or be required to be paid for legal representation, legal advice, professional advice, defense against legal proceedings, negotiations etc. The aforementioned indemnification obligation shall not apply if MNS acted, with respect to the services provided in the preparation of this document, in malice or in gross negligence. Our work refers to March 31,2021 and is presented in USD.Sharon Zaworbach, CEOMNS Consulting Ltd.

Executive summary - Optibase fair value using NAV valuation methodology stands at $58 million

NAV

- The NAV method is based mostly on appraisals or DCF valuation and other indications (as elaborated in this report) and, as such, is the leading and most accurate method to evaluate real estate companies
- **Based on NAV valuation, Optibase's fair value stand at $58 million**

Market cap

- The Company's market cap was examined for various periods - 30D, 3M, 6M as well as for specific dates - current date and March 31, 2021 (Our work cut-off date)
- Optibase market cap ranges consistently between $56 and $59 million

Multipliers

- Because the Company's real estate assets are presented using the cost method of accounting, the Company's equity is not a good estimate of its value.
- Due to this, we believe that using the P/B multiplier is less relevant in this case

Company value for all valuation methods ($M)



11.2
58.1
11.1
58
11.3
59
11.0
57
11.0
57
10.7
56
NAV valuation
6M market cap
31 March 2021 Market cap
3M market cap
30D market cap
current market cap
Company value
Stock value

Optibase market cap ranges between $56 and $59 million, thus supporting the NAV valuation

3 MNS Consulting

         Background  Methodology  Summary of findings  Notes

Optibase Ltd. overview

Holding structure


Public holdings
Capri family foundation
21.2%
78.8%
Optibase
100%
100%
100%
Optibase S.A. (Swiss)
Optibase RES SARL (Swiss)
Optibase inc (USA)
100%
51%
22%
30%
4%
100%
Rumlang
CTN
2 Penn
300 River Chicago
Texas portfolio
Miami

Background

- Optibase was founded and incorporated in Israel in 1990 under the name - Optibase Advanced Systems Ltd. and In November 1993 changed its name to Optibase Ltd.
- From its formation until 2010 Optibase was engaged in the video solution business.
- On March 16, 2010, Vitec Multimedia Stradis Inc. purchased all the assets and liabilities related to the video solutions business then owned by Optibase Ltd.
- During the first half of 2009, Optibase entered the fixed income real-estate sector, and has been operating in this sector ever since.
- As of today, Optibase controls real estate properties intended for leasing and resale for various uses in the US and Switzerland.

Over 90% of days in the last three years, the Company's share price ranged between 10.5 and 12

Share price distribution, last 3 years (%)


1%
3%
23%
35%
32%
5%
2%
9.5-10
10-10.5
10.5-11
11-11.5
11.5-12
12-12.5
12.5-13

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MNS Consulting

MNS CONSULTING

Optibase Ltd. owns three real estate properties, the main one being CTN

Centre des Technologies Nouvelles (CTN)



Six office building complexes located in Plan les Quates business park, Geneva, Switzerland

- Acquisition date- March 2,2011
- Company stake- 51%
- Net rentable sqm- 34,800
- Annual rent- $12.4 million
- Tenants- 44 tenants
- Occupancy- 92%
- Rent per sqm-386$
- NOI-$9.9 million
- Appraiser- Wuestpartner
- Valuation date- March 17th, 2021

Fair value- $149M

Miami condominium units



Mostly 21 units in Marquis residence, a 67-story residence tower

- Acquisition date- 2010-2013
- Company stake- 100%
- Net rentable sqm- 4,260
- Annual rent- $0.6 million
- Occupancy- 54%
- Rent per sqm-429$
- NOI-$0 million
- Appraiser- Florida House Appraisals
- Valuation date- December 31st, 2020

Fair value- $27M

Rumlang



A five-story office building located in Rümlang (Canton of Zürich)

- Acquisition date- October 29,2009
- Company stake- 100%
- Net rentable sqm- 12,500
- Annual rent- $2 million
- Tenants- 19 tenants
- Occupancy- 88%
- Rent per sqm-182$
- NOI-$1.5 million
- Appraiser- Wuestpartner
- Valuation date- February 3rd, 2021

Fair value- $24M

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Optibase Ltd. is also a minority stakeholder in three single asset companies

Texas Shopping Centers portfolio



Shopping centers portfolio located in Houston, Dallas and San Antonio Texas

- Acquisition date- December 31,2012
- Optibase stake in associate- 4%
- Net rentable sqm- 2,036,040
- Annual rent- $26.8 million
- Tenants- 19 tenants
- Occupancy- 92%
- Rent per sqm-14$
- Company's debt-$240.3 million

Property fair value[1]- $397M

[1]Stated in the financial statement at fair value

South Riverside Plaza



23-story, class A office building, located at 300 south riverside plaza, along the Chicago river

- Acquisition date- December 29,2015
- Optibase stake in associate- 30%
- Net rentable sqm- 1,073,040
- Annual rent- $20.2 million
- Occupancy- 94%
- Rent per sqm-20$
- Company's debt- $215.8 million

Property fair value[2]- $337M

[2]Based on an indicative valuation made by MNS

Two Penn Center Plaza



20-story, class A office building, located in Philadelphia, Pennsylvania

- Acquisition date- October 12,2012
- Optibase stake in associate 22.16%
- Net rentable sqm- 516,108
- Annual rent- $11.7 million
- Tenants- 141 tenants primarily for general office and retail related usage
- Occupancy- 86%
- Rent per sqm-26$
- NOI- $11.7 million
- Company's debt- $67.9 million

Property fair value[3]- $119M

[3]Based on reflected valuation from the new loan LTV

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     P&L Key financials($M)  Annualized rent($M)  In 2020 the Company's revenues decreased following the sale of Edeka supermarketsDespite the decline in revenue, NOI and FFO improved, mainly as a result of an improvement in asset operating efficiency  Rent from the properties in Switzerland have remained stable over the years, while most of the improvement in 2020 is due to CHF / USD exchange rateResidential properties in Miami have experienced a decrease in rent as a result of a decline in occupancy rates.  *Company stake in CTN  Optibase Ltd. P&L key financials

   FFO coverage ratios    Balance sheet ($M)  The Company’s leverage ratio is decreasing over the years following the sale of Edeka supermarkets  Optibase Ltd. balance sheet key financials  FFO coverage ratios have improved over the last three years, mainly due to the FFO improvement   References : 2018-2021 Optibase financial reports    Assets ($M)  Real estate properties accounts for over 80% of the Company’s total assets    Liabilities & Equity ($M)  Financial debt accounts for over 80% of the Company’s total liabilities

         Background  Methodology  Summary of findings  Notes

There are several common methods for performing valuations

01

NAV (Net Asset Value)

- NAV was determined by subtracting the Company's adjusted liabilities from its adjusted assets
- MNS evaluates real estate and holding companies using the NAV method, in which the Company's equity is an estimate of its fair value

02

DCF (Discounted Cash Flow)

- In the DCF method, the projected cash flow is being discounted to its present value
- The projected cash flow is structured for five years and a terminal year afterward

03

Multipliers

- Examining significant ratios reflecting the Company P&L or balance sheet in comparison to its market cap such as EV/EBITDA or price to book ratio
- Extracting the Company's value using the average ratios of the comparison group

04

Similar transactions

- One method is to examine transactions within the Company and extract the reflected value from these transaction
- Another option is to examine transactions in similar companies, extracting reflected multipliers from them and using them to evaluate the Company

In the Evaluation, we will be using the NAV method, adjusting various balance sheet items to their fair value, inter alia, using DCF method

11 MNS Consulting

 The assets and liabilities on the Company’s balance sheet were adjusted to their fair value as described    Adjusting the Company’s controlled real estate assets’ value from the historical cost value to their fair value by using valuations conducted for these assets (cost method)   1  2      Adjusting the deferred tax item to the current real estate value and the expected tax payment date  5  3    Valuation of the terminal value of the general and administrative costs which are not reflected in the Company's balance sheet  Valuation of subsidiaries which are not presented at their fair valueIf necessary, adjusting the subsidiaries’ assets’ valueEstimating the subsidiaries’ general and administrative costs  4    NAV Methodology    Adjusting the minority- interests item to better represent the consolidated assets’ current values in the financial statement  Deferred Taxes  Minority Interests  General and Administrative Costs  Non-Controlling Assets  Real Estate Assets

         Background  Methodology  Summary of findings  Notes

Optibase valuation

Assets	31/03/2021	Ajustments	Fair value	Page
Current assets				
Cash and cash equivalent	27,532	-	27,532	
Restricted cash	758	-	758	
Trade receivables,net	421	-	421	
Other accounts receivables and prepaid expenses	1,392	-	1,392	
Bonds related deposits	2,355	-	2,355	
Total current assets	32,458	-	32,458	
Long term assets				
Long term deposits	97	-	97	
Right of use assets	238	-	238	
Real estate propeties,net	179,924	20,497	200,421	16
Investments in companies and associates	8,802	10,842	19,644	17-19
Losses carry-forward tax asset	-	2,388	2,388	22
Total non-current assets	189,061	33,726	222,787	
Total assets	**221,519**	**33,726**	**255,245**	

Liabilities				
Current liabilities				
Current maturities of long-term loans and bonds	6,168	-	6,168	
Accounts payable and accrued expenses	4,303	-	4,303	
Operating lease liabilities	151	-	151	
Liabilities attributed to discontinues operations	2,061	-	2,061	
Total current liabilities	12,683	-	12,683	
Long term liabilities				
Deferred tax liabilities	14,205	(6,412)	7,793	21
Land lease liability, net	6,591	-	6,591	
Operating lease liabilities	111	-	111	
Long term loans, net of current maturities	105,396	(8,590)	96,806	20
Total long-term liabilities	126,303	(15,002)	111,301	
Total liabilities	**138,986**	**(15,002)**	**123,984**	

Equity				
Total equity	**82,533**	**48,729**	**131,262**	
Non controlling interests	24,256	2,058	26,314	23
Shareholder's equity	58,277	46,670	104,947	
General and administrative	-	(46,842)	(46,842)	23
Fair value	**58,277**	**(171)**	**58,106**	

Optibase fair value stands at $58 million

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MNS Consulting

         Background  Methodology  Summary of findings  Notes

   The Company’s main asset is Centre des Technologies Nouvelles (CTN), holding 51% of the property    Real estate properties  Real estate properties are the main component of assets in the Company’s balance sheetReal estate properties are specified by cost, less the cumulative depreciation In order to reach a fair value, we used valuations commissioned by the Company in the past yearCTN and Rumlang valuations are presented in CHF. These values were converted to USD according to the CHF / USD exchange rate at the cut-off date     Book value  Fair value  Adjustments  Company stake  Appraiser  Valuation date  CTN  145,157  149,358  4,201  51%  Wuestpartner  March 17th, 2021  Rumlang  18,926  24,072  5,146  100%  Wuestpartner  February 3rd, 2021  Miami  15,841  26,991  11,150  100%  Florida House Appraisals  December 31st, 2020  Total  179,924  200,421  20,497

We evaluated Optibase investment in companies and associates fair value

Investment in companies and associates

Total Investment in companies and associates	Book value	Fair value	Adjustments	Note
300 River holdings	1,336	-	(1,336)	I
Two Penn center plaza	3,466	14,059	10,593	II
Texas shopping center	4,000	5,585	1,585	III
Total	8,802	19,644	10,842	

- Penn Center Plaza and South Riverside Plaza Office Tower are companies which are presented by the Company using the capital method, while Texas shopping centers portfolio is presented using the cost method.
- In addition to real estate assets, these companies contain financial debt as well as other assets and liabilities which will be examined at fair value.
- The total adjustments made to the book values in order to reach the fair value of these companies stands at $10.8 million.

(I) 300 River Holdings

300 River holdings		
Assets	**31/12/2020**	**Fair value**
Real estate, net	216,166	337,400
Cash	1,917	1,917
Segregated cash and other escrows	10,644	10,644
Tenant accounts receivable	448	448
Unbilled straight-line rent	19,618	19,618
Prepaid expenses and other assets	997	997
Deferred leasing costs, net	17,035	17,035
Total assets	**266,825**	**388,059**
Liabilities		
Lease financial obligation	215,831	215,831
Notes payable	17,000	17,000
Mortgage payable	173,828	173,828
Accounts payables	7,356	7,356
Total liabilities	**414,016**	**414,016**
Total equity	**(147,191)**	**(25,957)**
G&A fair value		17,796
300 River holdings fair value	**(147,191)**	**(43,753)**

- The real estate assets in 300 River Holdings' financial report is presented using the cost method, thus requiring an adjustment in order to reach its fair value.
- In order to determine the fair value, the NOI of the property was discounted for 2020 at a rate of 6%, which is acceptable for such properties. such that the value of the property is estimated at $337 million.
- An additional adjustment was made to the general and administrative fair value, this cost is estimated at $1.4 million per year and is assessed to be entirely attributed to operation and maintenance of the asset. This value was discounted at a rate of 6% which reflects the average discount rate for 300 River Holdings' assets.
- 300 River Holdings' value is significantly negative. Furthermore, 300 River Holdings shows significant losses in every year since its acquisition, which is an additional indication of its negative value. The equilibrium, at which 300 River Holdings' value becomes positive, is reached when the asset is valued while discounting the assets' income at a rate of 5.3%

References: December 2020 300 River holdings financial reports; Savills world office yield spectrum, 2019

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   We evaluated Optibase investment in companies and associates fair value  Texas shopping centers       Assets   31/12/2020   Fair value   Cash and cash equivalent  11,893  11,893  Trade receivables, net  3,353  3,353  Prepaid insurance  554  554  Investment property  396,703  396,703  Other assets  49  49  Total assets  412,552  412,552         Liabilities         Trade and other payables  7,446  7,446  Rents paid in advance  1,348  1,348  Due to related parties  197  197  Mortgage borrowings  240,320  240,320  Tenants' deposits  1,895  1,895  Total liabilities  251,206  251,206        Total equity  161,346  161,346  G&A fair value  0  21,714  Texas shopping center fair value  161,346  139,632  Company stake  4%  4%  Company stake fair value  6,454  5,585  The real estate asset in the Texas Shopping Centers’ financial statement is presented at a fair value so there is no need to make any adjustments.An adjustment was made to the general and administrative fair value item. This item is valued at $1.9 million per year and is assessed to be entirely attributed to the operation and maintenance of the asset. For the purpose of quantifying the value of these costs for the forecasted period, these costs were discounted at a rate of 7% which reflects the average discount rate of Texas Shopping Centers’ assets.Texas Shopping Centers is valued at about $134 million, of which $5.3 million (4%) is attributed to the Company.     (II) Texas Shopping Centers  References : December 2020 Texas shopping centers financial reports

MNS CONSULTING

We evaluated Optibase investment in companies and associates fair value

(III) Two Penn Center Plaza

- On April 4th, 2021, Two Penn Center Plaza underwent refinancing, comprised of the replacement of a $44 million loan with a $67.9 million.
- The real estate asset's value is derived from scope of loan ($67.9 million) and the LTV rate which the loan was taken at (57%), so that the value of the asset stands at approximately $118.7 million.
- The asset's value, minus the scope of loan after refinancing, brings the equity to approximately $50.8 million, and, ~~by~~ considering the Company's share in the asset (22%), the Company's equity to approximately $11.3 million.
- The difference between the scope of the new loan to the old one stands at $24 million, $5 million of which is attributed to the Company. Of this amount, approximately $2 million was distributed as dividend to the shareholders, leaving the Company with the remaining cash in the amount of approximately $2.8 million.
- The Company's fair value, with the addition of the cash, is approximately $14.1 million.

Two Penn Center Plaza	
New loan	67,900
LTV	57%
Property Valuation	118,706
Equity	50,806
Company stake	22%
Company stake equity	11,259
Cash attributed to the company	2,800
Fair value	14,059

References: Optibase management

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The Company's loans' fair value were adjusted considering the current interest rates

Financial debt

Loan	Date of entering	Pledge	Pledge type	interest rate	Book value	fair value	Gap
Loan 1	Oct-09	Rumlang	First ranking pledge (mortgage)	Variable interest rate + 0.8%	15.4	14.3	1.1
Loan 2	Oct-11	CTN	First ranking pledge (mortgage)	Variable interest rate + 0.75%	86.7	79.2	7.5
Loan 3	Jul-15	Miami residance	First ranking pledge (mortgage)	Libor + 2.65%	6.5	6.5	0.0
Bond	Aug-15		Negative pledge	6.70%	3.0	3.0	0.0
Total					**111.6**	**103.0**	**8.6**

- The Company has several loans, the most significant of which is the loan taken on October 2011, with a book value of $86.7 million.
- Loans 1 and 2 were taken from Swiss financial institutions in 2009 and 2011. Their interest rates are Swiss central bank rates plus a margin of 0.75%-0.8%.
- Optibase's management estimates that as of today, and under the same conditions, the Company can raise debt with margins of only 1% -1.5%.
- The value of these loans was estimated while discounting the repayment schedule at the interest rate set at 1.25%. The fair value of these loans is $103 million, compared with a book value of $ 111.6 million - a difference of approximately $8.6 million.
- Loan 3 is for residential properties in Miami. The Company refinanced the loan approximately one year ago, therefore the book value and the fair value are estimated to be similar.
- The last loan is a bond raised in the Israeli capital market without mortgages or pledges. We examined the bond market cap to the cut-off date and found that it is same as its book value.

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Adjusting the deferred tax fair value, considering the real estate valuations, so that it matches the updated values.

Deferred tax

Deferred tax	Book value	Fair value	Gap	Tax rate	Company stake	Additional Deferred tax	Additional Deferred tax offset by losses carry-forward
CTN	149,358	145,157	4,201	14%	51%	300	300
Rumlang	24,072	18,926	5,146	21%	100%	1,081	1,081
Miami	26,991	15,841	11,150	21%	100%	2,342	0
Total	**200,421**	**179,924**	**20,497**	**20%**		**3,722**	**1,381**

Deferred tax	
Additional deferred tax	1,381
Deferred tax book value*	14,205
Ajusted deferred tax	15,586
Fair value factor	50%
Deferred tax fair value	**7,793**

* The deferred taxes are for CTN only

- The adjustments to the assets' value was multiplied by the geographical tax rate and the percentage of the assets which the Company holds.
- The accumulated losses of the Company in the US have been deducted from the expected tax owed in Miami. In our estimates, the Company will not be obliged to pay any additional tax on the assets in Miami other than those mentioned in the financial report.
- The adjustment made to the deferred tax item (approximately $1.4 million) is added to the deferred tax item in the books, which stands at approximately $14.2 million.
- The deferred tax item after adjustment to updated values, ($15.6 million) was discounted to its economic value. Since the Company, as a rule, holds long-term yielding assets, considering the appropriate discount rate to the Company's assets, the balance of the deferred taxes was reduced by 50%

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   The Company has transferred losses in both the US and in Israel.We examined the Company’s ability to utilize them and evaluate them  Optibase Inc.’s (the company that coordinates the Company’s US operations) transferred losses, at approximately $57 million, were not recognized as a tax asset.According to the Company’s management, these losses can only be utilized until 2040 by the subsidiary, Optibase Inc.According to our estimates, the Company’s projected long-term profit stands at approximately $1 million per year, and in accordance with US tax rates, a projected tax of approximately $210 thousand per year can be offset by the transferred losses.Discounting this amount at a rate of 6.5%, which reflects the average discount rate of the Company’s assets in the US, for 20 years reflects the tax asset’s value for transferred losses of approximately $2.4 million.i.e., about $11 million of all transferred losses were used for the deferred tax as a result of the increase in value of the Company’s assets in Miami. And an additional approximated $20 million of the transferred losses was used for the subsidiary’s projected profits (a total of around $31 million).The Company is expected to have an additional accumulated losses in the amount of approximately $26 million which we estimate cannot be utilized and thus have not been given an additional economic value.  Losses carry-forward    Optibase Inc. annual projected profit  1,000  U.S Federal tax rate  21%  Annual projected tax  210  Discount rate  6.5%  Number of years  20  Tax asset fair value  2,388    U.S. Losses carry-forward  The Company has approximately NIS 240 million in additional transferred losses in the parent company in Israel (about USD 72 million), some of which are from current operations, and some are from the discontinued video operations.According to the Company, this amount can be used against profits from the parent company. However, it should be noted that there are disputes with the Israeli tax authorities on this matter and a decision has not been made yet.The tax paid in Israel may be a result, among other reasons, from the differences in tax rates between the countries in which the Company’s assets are located: U.S. (21%), Switzerland (14-21%) and the tax rate in Israel (23%).We assume that the transferred losses will indeed be utilized for these differences and thus that the Company will not be required to pay any additional tax over that which was deducted in the asset's countries of origin.We did not attribute any further economic value to the balance of transferred losses.    Israeli Losses carry-forward

MNS CONSULTING

In addition to the balance sheet adjustments, the fair value of G&A expenses was examined

General and administrative (G&A)

- The Company's G&A expenses decreased in 2018-2020. The reduction in 2020 is due to the sale of the portfolio in Germany during this year.
- G&A expenses in the first quarter of 2021 amounted to $738 thousand.
- Expected Terminal G&A expenses were determined as the average for the years 2020 and the rate of expenses for 2021
- In recent years there has been no business development activity in the Company. Therefore, in our estimation, most of the G&A expenses are attributed to maintenance, and therefore were fully taken into consideration.
- These expenses were discounted at a discount rate of 4.5%, representing the asset's average discount rate, to quantify the total liability of G&A costs. Finally, from these expenses, the 23% tax shield was reduced.
- The fair value of this liability is estimated at $ 46.8 million

	G&A expenses
Expected Terminal G&A expenses	2,738
2021 (Based on Q1 G&A)	2,952
2020	2,523
2019	3,047
2018	3,500

G&A	
Expected G&A expenses	2,738
Average discount rate	4.5%
G&A fair value	60,833
Tax shield	23%
G&A fair value after Tax shield	**46,842**

Non controlling interest

- The Company's minority interest is attributed to CTN, in which the Company holds 51%. Since we have adjusted the property's fair value, we aim to adjust the minority interest.
- CTN's fair value stands at $ 149 million compared to a book value of about $ 145 million, a total difference of circa $ 4.2 million.
- $2.1 million thereof are attributed to the Phoenix Group, holding 49% of the property's rights, such that the non controlling interest fair value stands at $26.3 million.

Non controlling interest	
CTN fair value	149,358
CTN book value	145,157
Gap	4,201
CTN non controlling interest rate	49%
Additional non controlling interests	2,058
Non controlling interest book value	24,256
Non controlling interest fair value	**26,314**

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